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Nicholas A. Kronfeld

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4950 tel 212 701 5950 fax nicholas.kronfeld@davispolk.com

August 7, 2009

Mr. Perry J. Hindin
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549-3628

Re: Banco Santander, S.A. Registration Statement on Form F-4 Filed July 9, 2009 File No. 333-160492

Dear Mr. Hindin:

On behalf of Banco Santander, S.A. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated July 30, 2009, related to the above-referenced Registration Statement (the “Registration Statement”).  In response to the comments set forth in the Staff’s letter, the Company will amend the Registration Statement as described in this response letter.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

General

1.           Based on telephone conversations with you during the week of July 20, 2009, it is the Staff’s understanding that you will file a Schedule TO-I in connection with the six exchange offers being registered pursuant to this registration statement as soon as practicable on the date of commencement.  Please confirm in your response letter.  Refer to Exchange Act Rule 13e-4(b)(1).  The following comments assume that a Schedule TO-I will be filed.

Response:  The Company confirms that a Schedule TO-I relating to the six exchange offers will be filed as soon as practicable on the date of commencement of the exchange offers.

2.           Please also confirm in your response letter that the exchange offers will be open for a full 20 business days, as required by Exchange Act Rule 14e-1(a).  See Rule 13e-4(a)(3) for additional guidance on the definition of “business day.”

Perry J. Hindin	August 7, 2009	pg. 2

Response:  The Company confirms that the exchange offers will be open for a full 20 business days in accordance with Exchange Act Rule 14e-1(a).

3.           Please explain the basis upon which you have concluded that the exchange offers will not have a going private effect.  Please see Exchange Act Rule 13e-3(a)(3)(ii).  To the extent Grupo Santander is relying on Exchange Act Rule 13e-3(g)(2), please advise.

Response:  The Company submits that none of the exchange offers is a Rule 13e-3 transaction. The Company acknowledges that each of the exchange offers will entail the purchase of an equity security (as defined in the rule) by the issuer of such security, or by an affiliate of such issuer (Rule 13e-3(a)(3)(i)(A)); however, none of the exchange offers has a reasonable likelihood or a purpose of producing, either directly or indirectly, either of the effects described in Rule 13e-3(a)(3)(ii).

First, the exchange offers will not cause any of the classes of target securities in the exchange offers to become eligible for termination of registration or termination or suspension of reporting obligations (Rule 13e-3(a)(3)(ii)(A)) because each such class is currently held of record by fewer than 300 persons, and is thus already eligible for termination of registration under Rule 12g-4 and Rule 12h-6 and termination of reporting obligations under Rule 12h-6 or suspension under Rule 12h-3.  Rule 12g5-1 defines “held of record” for purposes of Sections 12(g) and 15(d) of the Exchange Act; Rule 12g5-1(a)(3) states that securities identified as held of record by one or more persons as trustees, executors, guardians, custodians or in other fiduciary capacities with respect to a single trust, estate or account shall be included as held of record by one person.  Question 152.01 of the Exchange Act Compliance and Disclosure Interpretations relating to Rule 12g5-1 clarifies that where securities are held by institutional custodians such as Cede & Co., each of the depository’s accounts for which the securities are held is a single record holder.  Acupay System LLC, the exchange agent for the exchange offers, has confirmed to the Company that 100% of each class of target securities is held through The Depository Trust Company (“DTC”), and that each class of target securities was held by fewer than 300 DTC participant accounts as of a record date prior to the filing of the Company’s F-4 on July 9, as shown in the table below:

Name of Target Security	CUSIP of Target Security	Number of DTC Participants Holding Target Security	Record Date

7,600,000 outstanding 6.410% non-cumulative existing Series 1 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.	80281R300	77	July 7, 2009

20,000,000 outstanding 6.800% non-cumulative existing Series 4 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.	80281R706	70	July 3, 2009

24,000,000 outstanding 6.500% non-cumulative existing Series 5 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.	80281R805	63	July 3, 2009

14,000,000 outstanding Floating Rate (Three-Month U.S. dollar LIBOR plus 0.52%) non-cumulative existing Series 6 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.	80281R888	47	July 3, 2009

Davis Polk & Wardwell LLP

Perry J. Hindin	August 7, 2009	pg. 3

Name of Target Security	CUSIP of Target Security	Number of DTC Participants Holding Target Security	Record Date

8,000,000 outstanding 7.300% existing Sovereign depositary shares (each representing a 1/1,000 interest in a Share of Series C Non-Cumulative Perpetual Preferred Stock), liquidation preference $25.	845905405	54	July 6, 2009

1,000,000 outstanding 8.963% non-cumulative existing Abbey National trust preferred securities, liquidation preference $1,000, fully and unconditionally guaranteed by Abbey National plc.	002927AA9	24	July 7, 2009

Second, the exchange offers are not reasonably likely to and are not intended to cause any class of target securities in the exchange offers which is listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be neither so listed nor so authorized (Rule 13e-3(a)(3)(ii)(B)).  The target securities in five of the six exchange offers are currently listed for trading on the New York Stock Exchange.  The target securities in the remaining exchange offer are currently listed for trading on the Luxembourg Stock Exchange.  Section 8 of the New York Stock Exchange (the “NYSE”) Listed Company Manual states that the NYSE will initiate suspension and delisting procedures with respect to preferred stock if (i) the aggregate market value of publicly-held shares is less than $2,000,000 or (ii) the number of publicly-held shares is less than 100,000.  The Company and its advisers do not believe that there is a reasonable likelihood that the aggregate market value or number of publicly-held shares of any of the target securities will approach or decrease to below the thresholds set forth by the NYSE following the completion of the exchange offers, nor is it the purpose of the exchange offers to cause either of the foregoing to occur.

As an additional safeguard against the occurrence of a going private effect under Rule 13e-3(a)(3)(ii)(B), the Company has made it a condition precedent to the acceptance for settlement of the target securities of any series that such settlement will not cause such series (i) not to be listed on the NYSE and (ii) not to be authorized to be quoted on an inter-dealer quotation system of any registered national securities association (see “The Exchange Offer—Conditions to the Exchange Offer and Deemed Representations” on page 38).  If the acceptance for exchange of any tendered target securities would cause the applicable series of target securities to become delisted or unauthorized to be quoted as described above, the Company will not close the exchange offer for such series and would expect to commence a new exchange offer for such series, subject to a maximum tender to prevent the occurrence of such delisting or loss of authorization.

The Company is not relying on Exchange Act Rule 13e-3(g)(2).

Front Cover Page

4.           We note language indicating that withdrawal rights will not be available “during any subsequent offering period.”  As Exchange Act Rule 13e-4 does not provide for subsequent offering periods for the exchange offers registered in the above registration statement, please revise such language accordingly.

Response: In response to the Staff’s comment, the Company will revise the front and back cover of the prospectus included in the Registration Statement to remove references to “any subsequent offering period.”

Davis Polk & Wardwell LLP

Perry J. Hindin	August 7, 2009	pg. 4

Forward-Looking Statements, page v

5.           We note the reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov.  Please revise and refrain from referring to such safe harbor provisions in any offers to exchange, future press releases or other communications relating to the exchange offers.

Response: In response to the Staff’s comment, the Company will remove the reference to the Private Securities Litigation Reform Act of 1995 in “Forward-Looking Statements” on page v and will refrain from referring to such safe harbor provisions in any future communications relating to the exchange offers.

6.           We also note the disclaimer in the last two paragraphs of this section regarding the Issuer’s and the Guarantor’s obligations to update forward-looking statements.  This disclaimer is inconsistent with your obligations under Exchange Act Rule 13e-4(c)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed.  Please revise and avoid using such statements in all future communications relating to the exchange offers.

Response: In response to the Staff’s comment, the Company will revise “Forward-Looking Statements” to undertake to revise or update publicly any forward-looking statements if such revision or update is required by the federal securities laws.  The Company will avoid using a blanket disclaimer of its obligation to update forward-looking statements in future communications relating to the exchange offers.

Summary Consolidated Financial Data, page 7

7.           We note that the registrants have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided some of the summary information required by Item 1010(c).  Please provide the information required by Item 1010(c)(4) and (c)(5) for Abbey National and Sovereign or advise why such information is not material.  See Instruction 6 to Item 10 of Schedule TO.  Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Response:  In response to the Staff’s comment, the Company will provide the information required by Item 1010(c)(4) of Regulation M-A for Abbey National and Sovereign.  The Company would propose not to provide the information required by Item 1010(c)(5) of Regulation M-A.  The Company respectfully submits that the book value of the common stock of Abbey National and Sovereign is not material to holders of preferred shares in the context of an exchange offer because the preferred shares have priority over the common shares in the payment of dividends and in the event of liquidation.  Further, the Company believes there is the possibility that the reference to two different classes of equity securities in the summary financial data of the relevant issuer may be confusing to investors.

8.           We note that the registration statement does not contain similar summary information for Santander Finance Preferred, S.A. Unipersonal.  To the extent the summary information disclosed with respect to Banco Santander is intended to satisfy the disclosure obligations of Item 10 of Schedule TO, please advise.  If so, please also provide the information required by Item 1010(c)(5) for Banco Santander or advise why such information is not material.

Davis Polk & Wardwell LLP

Perry J. Hindin	August 7, 2009	pg. 5

Response:  The Company advises the Staff that the summary information disclosed with respect to Banco Santander is intended to satisfy the disclosure obligations of Item 10 of Schedule TO.  The Company proposes not to provide the information required by Item 1010(c)(5) for Banco Santander because we do not believe such information is material.  We respectfully refer the Staff to the Company’s response to Item 7 above.

The Other Exchange Offers, page 43

9.           We note from your disclosure on page 43 that at least one of the subject classes of securities in the “other exchange offers” are preferred stock.  Please confirm that you will file a Schedule TO-I for these exchange offers or provide us with your analysis as to why these other exchange offers are not tender offers.  Refer to Rule 13e-4(a)(1) and (2) and Rule 3a11-1.

Response:  The Company does not expect to file a Schedule TO-I for the other exchange offers because the other exchange offers are either (a) taking place entirely outside the United States (the “U.S.”) and therefore are not subject to the tender offer rules or (b) not issuer tender offers within the meaning of Rule 13e-4(a)(2) and therefore not subject to Rule 13e-4.  The other exchange offers, with one exception, are being made entirely outside the U.S. for target securities denominated in foreign currencies that were initially sold outside the U.S, and U.S. Persons (as defined in Regulation S under the Securities Act) are prohibited from participation in such offers.  Accordingly, the Company believes that these offers are not subject to the tender offer rules. The one exchange offer for preferred stock being made within the U.S. is not being made by an issuer or an affiliate of an issuer within the meaning of Rule 13e-4(a)(1):  the issuer of such preferred stock does not have a class of equity security registered pursuant to Section 12 of the Exchange Act, is not required to file periodic reports pursuant to Section 15(d) of the Exchange Act, and is not a closed-end investment company registered under the Investment Company Act of 1940, as amended.  Accordingly, that tender offer is not an issuer tender offer within the meaning of Rule 13e-4(a)(2) and is therefore not subject to Rule 13e-4.

10.           We note that the “spread-fixing time” will be 2:00 p.m. New York City time on the date that is the second business day prior to the expiration date of the fixed-to-floating exchange preferred securities exchange offer.  Please provide your analysis as to how use of this pricing mechanism does not result in the need to extend this exchange offer for 10 business days pursuant to Rule 14e-1(b).

Response:  The Company submits that the use of the pricing mechanism for setting the spread over LIBOR to be paid on the fixed-to-floating exchange preferred securities offered does not result in the need to extend this exchange offer for 10 business days pursuant to Rule 14e-1(b), because the exchange offer (the “Banco Santander offer”) is being made in a manner consistent with that described in the Staff’s no-action letter of December 23, 2005, relating to the cash tender offer for preference shares and American Depositary Shares by BBVA Privanza International (Gibraltar) Limited and Banco Bilbao Vizcaya Argentaria, S.A. (the “BBVA offer”).

In the BBVA offer, the offerors proposed to price the tender offer for preferred stock based on a stated fixed spread over the yield on a specified benchmark U.S. Treasury security as of 2:00 pm. New York City time, on the second business day prior to the expiration of the tender offer (“fixed spread pricing”), relying in part on prior no-action letters with respect to fixed spread pricing in respect of tender offers for non-convertible, investment grade debt securities and with respect to formula pricing in respect of tender offers for equity securities.  In granting the no-action relief under Rule 14e-1(b) requested in the BBVA offer, the Staff noted seven points in particular.  The Company and its advisers believe that the Banco Santander offer is being made in a manner consistent with these seven points, as set forth in the table below, and that its use of a formula to set the spread over LIBOR to be paid on the offered securities should therefore not result in the need to extend the exchange offer pursuant to Rule 14e-1(b).

Davis Polk & Wardwell LLP

Perry J. Hindin	August 7, 2009	pg. 6

BBVA Offer	Banco Santander Offer

a)   The offer to purchase will identify the electronic quotation service to be used as the definitive reference source for yield data regarding the benchmark U.S. Treasury security in calculating the nominal purchase price and where yield data regarding such U.S. Treasury security will be available during the tender offer.

The prospectus identifies Telerate Page 19910 as the quotation service to be used as the definitive reference source for the mid-swaps rate for swapping fixed rate payments for U.S. dollar three-month LIBOR payments for a 5-year period (the “5-year mid-swaps rate”) (see page 45), which is used to calculate the spread component of the floating rate to be paid on the offered securities, and such data is available throughout the tender offer.

b)   The fixed spread pricing formula for determining the offer price will be disclosed in the tender offer materials disseminated to security holders; the formula will remain fixed throughout the duration of the tender offer (unless the offer is revised to provide a fixed price or there is a change in the formula, in which case the offer period will be extended); and the formula will be based on a specific benchmark U.S. Treasury security to be used in calculating the nominal purchase price and specify the fixed spread to be added to the yield on such benchmark U.S. Treasury security.

The pricing formula is disclosed beginning on page 46 of the prospectus; will remain fixed throughout the duration of the exchange offer; is based on the 5-year mid-swaps rate; and specifies the fixed percentage (10.5%) from which the mid-swaps rate will be subtracted to arrive at the floating rate spread.

c)   The formula to be used to determine the nominal purchase price per target security, as well a hypothetical nominal purchase price based on the applicable reference yield immediately preceding the commencement of the tender offer, will also be disclosed in such offer to purchase. The offer to purchase will include as annexes a detailed schedule setting forth the formula for determining the nominal purchase that will be paid for the target securities, as well as a schedule illustrating how the hypothetical nominal purchase price has been calculated.

The formula used to determine the spread component of the floating rate paid on the fixed-to-floating exchange preferred securities is disclosed in the prospectus beginning on page 44.  A hypothetical calculation of the spread and the Applicable Rate (as defined in the prospectus) based on the 5-year mid-swaps rate immediately preceding commencement of the exchange offer will be disclosed (see page 45).  Both the formula and the calculation of the hypothetical spread and Applicable Rate are set forth in full in the body of the prospectus (see page 45) rather than in a schedule.

d)   The offerors will provide a toll-free number that will enable security holders to determine a hypothetical nominal purchase price as of the date of a holder's inquiry as well as to answer questions holders of the target securities may have regarding the tender offer.

The prospectus on page 45 refers security holders to the back cover of the prospectus, which lists a toll-free number enabling security holders to contact the Dealer Manager to obtain recently a calculated hypothetical spread and Applicable Rate and to answer any questions security holders may have.

e) The final offer price will be set at least two trading days prior to the scheduled expiration	The fixed spread to LIBOR will be set on the second business day prior to the expiration

Davis Polk & Wardwell LLP

Perry J. Hindin	August 7, 2009	pg. 7

BBVA Offer	Banco Santander Offer

of the offer.	date of the exchange offer.

f) The offerors will issue a press release to publicly announce the final offer price prior to the close of business on the pricing date.	The offerors will publicly announce the fixed spread to LIBOR prior to the close of business on the spread fixing date.

g)   The target securities are represented as being valued by investors on the basis of their yield, taking into account the issuer's credit spread, compared to a benchmark yield, and the yield of the target securities fluctuates in response to changes in prevailing interest rates.
Same.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 450-4950 or my colleague Tabea Hsi at (212) 450-4682.

Sincerely,

/s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld

cc:  Natalia Butragueño, Banco Santander, S.A.
Craig Chapman, Sidley Austin LLP

Davis Polk & Wardwell LLP